NAME OF SUBSIDIARY	JURISDICTION OF FORMATION
Hartman Richardson Heights Properties, LLC	Texas
Hartman Cooper Street Plaza, LLC	Texas
Hartman Bent Tree, LLC Hartman Parkway, LLC	Texas Texas